                                                                    Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                            ----------------------

                                        (unaudited)
                                           12 M/E
                                          3/31/96        1995         1994       1993         1992         1991
                                        -----------   ----------   ---------  ---------  -------------  -----------
Net income (1)                            $117,224     $117,488     $108,310   $111,076      $98,526      $80,506
                                        -----------   ----------   ---------  ---------  -------------  -----------
Income taxes (1)                            76,205       75,540       67,613     67,102       54,834       43,249
                                        -----------   ----------   ---------  ---------  -------------  -----------
Fixed charges:
  Interest on long-term debt
    including amortization of
    discount, premium and
    expense                                 67,714       65,572       61,128     62,651       66,976       68,133
  Other interest                            10,796       10,353        9,336      9,245        8,449       10,192
                                        -----------   ----------   ---------  ---------  -------------  -----------
Total fixed charges                         78,510       75,925       70,464     71,896       75,425       78,325
                                        -----------   ----------   ---------  ---------  -------------  -----------

Nonutility capitalized interest               (305)        (304)        (256)      (246)        (231)        (143)
                                        -----------   ----------   ---------  ---------  -------------  -----------
Earnings before income taxes
 and fixed charges                        $271,634     $268,649     $246,131   $249,828     $228,554     $201,937
                                        ===========   ==========   =========  =========  =============  ===========

Fixed charges                              $78,510      $75,925      $70,464    $71,896      $75,425      $78,325

Preferred dividend requirements             15,930       16,185       15,948     14,803       15,785       11,672
                                        -----------   ----------   ---------  ---------  -------------  -----------
                                           $94,440      $92,110      $86,412    $86,699      $91,210      $89,997
                                        ===========   ==========   =========  =========  =============  ===========
Ratio of earnings to fixed charges
 and preferred dividends                      2.88         2.92         2.85       2.88         2.51         2.24


For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, plus the interest factor associated with the Company's major leases, and one-third of the remaining annual rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.

(1) Net income and income taxes related to the cumulative effect of a change in accounting for unbilled revenues recorded in 1991 are excluded from the computation of this ratio.